UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   April 2007            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated April 9, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: April 9, 2007	By: /s/ Bruce Winfield Bruce Winfield, President and CEO

News Release TSX-V: PDO 07-08 April 9, 2007

PORTAL INTERSECTS COPPER/GOLD ALONG 1200 METER STRIKE LENGTH AT ANCHORIS

Portal Resources Ltd. (TSX-V: PDO) is pleased to report results from the recently completed 2200 meter reverse circulation drill program at its Anchoris project in Mendoza Province Argentina. Significant copper gold mineralization was intersected in two holes AN8A and AN14 separated by 1200 meters at the La Totora Zone.

In the La Totora zone, drill hole AN8A intersected 87 meters grading 0.33 % copper, 0.10 g/t gold and 0.065 % molybdenum from 178 to 265 meters, this mineralization remains open to depth.  Drill hole AN14, located 1200 meters south of AN8A, intersected 65 meters grading 0.37 % copper and 0.07 g/t gold from 210 to 277 meters.  Drill hole AN9, on the southeastern extension of the zone (800 meters southeast of AN14), intersected silicified and pyritic volcanics and intrusive from 51 to 250 meters but with only weakly anomalous copper values.

Drilling in the San Pedro-La Julia zone intersected a strongly phyllic altered porphyry zone with disseminated pyrite. Only one hole, AN13, the westernmost drill hole, intersected anomalous values averaging 0.113 % copper over 83 meters from 297 to 380 meters. This mineralized zone remains open to depth.

The La Totora copper gold porphyry zone where it was intercepted in drill hole AN8A is estimated to be 200 meters in width and has only been tested to a vertical depth of 200 meters. Portal Resources is currently permitting several diamond drill holes to test the higher grade northwest portion of the Totora zone to a depth of 400-800 meters. The La Totora zone has been traced on surface over 2000 meters and using geophysics for an additional 2000 meters.

Sampling procedure at Anchoris is to prepare and seal two splits from the reverse circulation cuttings at the drill pad. One is stored at the project site in a secure location for reference with the other collected from the site by Alex Stewart Argentina S.A., a subsidiary of the international laboratory Alex Stewart (Assayers) Limited and transported to their laboratory in Mendoza for analysis. Samples are analyzed by fire assay for gold, and multi-element ICP for copper, silver and trace elements. All work on the project is carried out under the direction of senior staff and Mr. Gary Nordin P.Geo., British Columbia, the designated Qualified Person for the Anchoris project in accordance with National Instrument 43-101.

ON BEHALF OF PORTAL RESOURCES LTD.

“Bruce Winfield”

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.